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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                                  SCHEDULE TO
                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 15)
                             ---------------------

                         BRUNSWICK TECHNOLOGIES, INC.

                           (Name of Subject Company)
                           ------------------------

                          VA ACQUISITION CORPORATION

                            CERTAINTEED CORPORATION

                     Indirect wholly owned subsidiaries of

                           COMPAGNIE DE SAINT-GOBAIN

                       (Name of Filing Person--Offeror)

                           ------------------------

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                        (Title of Class of Securities)

                                 117394  10  6
                     (CUSIP Number of Class of Securities)
                           ------------------------

                                JOHN R. MESHER
                        VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                            CERTAINTEED CORPORATION
                            750 E. SWEDESFORD ROAD
                       VALLEY FORGE, PENNSYLVANIA  19482
                           TELEPHONE: (610) 341-7108
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   COPY TO:
                             PETER O. CLAUSS, ESQ.
                              PEPPER HAMILTON LLP
                             3000 TWO LOGAN SQUARE
                          EIGHTEENTH AND ARCH STREETS
                    PHILADELPHIA, PENNSYLVANIA  19103-2799
                           TELEPHONE: (215)981-4541
                           ------------------------
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                           CALCULATION OF FILING FEE


________________________________________________________________________________
     TRANSACTION VALUATION*              AMOUNT OF FILING FEE
________________________________________________________________________________
________________________________________________________________________________

     $40,735,280                                 $8,147
________________________________________________________________________________

* Based on the offer to purchase, all of the outstanding shares of common stock of Brunswick Technologies, Inc. at a purchase price of $8.00 cash per share, 5,230,830 shares issued and outstanding as of March 15, 2000, less 713,746 shares owned by an affiliate of Offeror, and outstanding options with respect to 574,826 shares as of December 31, 1999 with an exercise price of $10.00 or less per share, in each case as reported in Brunswick Technologies, Inc.'s Annual Report on Form 10-K for the calendar year ended December 31, 1999.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $8,147
Form or Registration No.: Schedule TO
Filing Party: VA Acquisition Corporation, CertainTeed Corporation Date Filed: April 20, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.

[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 15 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 20, 2000, as amended by Amendment No. 1, by Amendment No. 2, by Amendment No. 3, by Amendment No. 4, by Amendment No. 5, by Amendment No. 6, by Amendment No. 7, by Amendment No. 8, by Amendment No. 9, by Amendment No. 10, by Amendment No. 11, by Amendment No. 12, by Amendment No. 13 and by Amendment No. 14 thereto filed with the Commission on April 24, 2000, April 26, 2000, April 28, 2000, May 2, 2000, May 2, 2000, May 3, 2000, May 4, 2000, May 5, 2000, May
8, 2000, May 11, 2000, May 15, 2000, May 16, 2000, May 17, 2000 and May 25,
2000, respectively (collectively, the "Schedule TO") by CertainTeed Corporation, a Delaware corporation ("CertainTeed" or the "Parent"), and VA Acquisition Corporation, a Maine corporation and an indirect wholly owned subsidiary of CertainTeed (the "Purchaser"), both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share, including the associated rights to purchase preferred stock (the "Shares"), of Brunswick Technologies, Inc., a Maine corporation ("BTI" or the "Company"), at $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase and in the Schedule TO.

This Amendment No. 15 to Schedule TO also constitutes Amendment No. 15 to the statement on Schedule 13D of Parent, Saint-Gobain and Vetrotex, filed on February 18, 1997.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The information with respect to Item 5 of the Schedule TO which is set forth in the Offer to Purchase and incorporated by reference in the Schedule TO, is hereby amended and supplemented by including the following information:

     On May 26, 2000, Vetrotex CertainTeed Corporation, an affiliate of CertainTeed, sent a letter to the directors of BTI, which is attached as Exhibit
(a)(21), and the contents of which are incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

     The litigation instituted by BTI against Vetrotex and described in Amendment No. 14 to the Schedule TO has been removed from the Maine Superior Court to the Federal District Court of Maine. Vetrotex has on May 26, 2000 filed a motion seeking to enjoin BTI and its board of directors from postponing, cancelling or otherwise interfering with the special shareholders' meeting scheduled for June 16, 2000, or interfering with the shareholders' vote on Vetrotex's proposals. Vetrotex believes that the BTI shareholders have a fundamental right to vote on the proposals put before that meeting by Vetrotex. Vetrotex further believes that BTI is using this litigation in an attempt to provide its board of directors with justification to delay that meeting and disenfranchise the BTI shareholders from exercising their right to determine the future of BTI. Vetrotex has also asked the court to deny all of BTI's claims and rule that Vetrotex's demand for the special meeting is valid and enforceable. Vetrotex has requested an expedited hearing on all of these matters.

     Copies of Vetrotex's Answer and Counterclaims to the BTI Complaint and Vetrotex's Motion for Declaratory Judgment and Preliminary Injunction in this litigation are filed as Exhibits (a)(19) and (a)(20) respectively, and are incorporated herein by reference.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

     (a)(19) Copy of Vetrotex Answer and Counterclaims filed on May 26, 2000, in response to the BTI Complaint filed on May 23, 2000.

     (a)(20) Copy of Vetrotex Motion for Declaratory Judgment and Preliminary Injunction filed on May 26, 2000.

     (a)(21) Copy of Vetrotex letter of May 26, 2000 to directors of BTI.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: May 26, 2000


                                    VA Acquisition Corporation



                                    By: /s/ John R. Mesher
                                        ------------------
                                         John R. Mesher
                                         Vice President and Secretary

                                    CertainTeed Corporation



                                    By: /s/ John R. Mesher
                                        ------------------
                                         John R. Mesher
                                         Vice President, General Counsel
                                         and Secretary

                                       4
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                                 EXHIBIT INDEX



(a)(1)  Offer to Purchase, dated April 20, 2000.*

(a)(2)  Form of Letter of Transmittal.*

(a)(3)  Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)  Form of summary advertisement, dated April 20, 2000.*

(a)(8)  Text of press release issued by CertainTeed, dated April 20, 2000.*

(a)(9)  Text of press release issued by CertainTeed, dated April 24, 2000.*

(a)(10) Text of press release issued by CertainTeed, dated April 26, 2000.*

(a)(11) Text of letter to shareholders of Brunswick Technologies, Inc. dated May 2, 2000.*

(a)(12) Text of press release issued by CertainTeed, dated May 2, 2000.*

(a)(13) Text of press release issued by CertainTeed, dated May 3, 2000.*

(a)(14) Text of newspaper advertisement issued by CertainTeed and published on May 4, 2000 in the Portland Press Herald and Brunswick Times Record.*

(a)(15) Text of press release and open letter to the directors of Brunswick Technologies, Inc. issued by CertainTeed, dated May 8, 2000.*

(a)(16) Text of press release issued by CertainTeed, dated May 11, 2000.*


(a)(17) Text of definitive additional proxy materials dated May 12, 2000 and sent by Vetrotex CertainTeed Corporation, a shareholder of Brunswick Technologies, Inc. and an affiliate of CertainTeed.*

(a)(18) Text of press release issued by CertainTeed, dated May 16, 2000.*

(a)(19) Copy of Vetrotex Answer and Counterclaims filed on May 26, 2000, in response to the BTI Complaint filed on May 23, 2000.

(a)(20) Copy of Vetrotex Motion for Declaratory Judgment and Preliminary Injunction filed on May 26, 2000.

(a)(21) Copy of Vetrotex letter of May 26, 2000 to directors of BTI.

(d)     None.

(g)     None.

(h)     Not applicable.
___________________________

*  Previously filed as exhibits to Schedule TO.


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